UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

SHILOH INDUSTRIES, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

824543 10 2

(CUSIP Number)

David J. Hessler, Esq.
Wegman, Hessler & Vanderburg
Suite 200
6100 Rockside Woods Blvd.
Cleveland, Ohio 44131
216-642-3342

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 3, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 824543 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MTD Holdings Inc., formerly known as MTD Products Inc. 34-0658691

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ohio

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,300,866

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 7,300,866

	10.	Shared Dispositive Power 1,104,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,405,266

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 53.7

14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 9 amends and supplements the Statement on Schedule 13D (the “Schedule 13D”) filed on March 31, 1998, as amended, by MTD Products, Inc., now known as MTD Holdings Inc. and certain other stockholders relating to the common stock, par value $.01 per share (the “Common Stock”), of Shiloh Industries, Inc., a Delaware corporation (the “Company”).

Item 2.	Identity and Background
The first two paragraphs of Item 2 of the Schedule 13D are hereby amended and restated as follows:
(a) – (f) This Schedule 13D is being filed by MTD Holdings Inc, (“MTD”) which until November 1, 2002 was known as MTD Products, Inc.

Pursuant to General Instruction “C” for Schedule 13D, set forth below is the name and principal business or occupation of each executive officer or director of MTD as of November 3, 2004.  Each such executive officer or director is a citizen of the United States of America and has a business address of 5903 Grafton Road, Valley City, Ohio 44280.

Name	Principal Business or Occupation

Curtis E. Moll	Chairman of the Board of Directors and Chief Executive Officer

Dieter Kaesgen	Vice Chairman of the Board of Directors and President

Jeffrey C. V. Deuch	Chief Financial Officer

James M. Milinski	Vice President Finance and Treasurer

David J. Hessler	Secretary and Director

Charles M. Moll	Chief Investment Officer

John G. Breen	Director

Duane Collins	Director

Hartmut Kaesgen	Director

Gordon Manning	Director

Darrell T. Moll	Director

Theodore S. Moll	Director

James S. Reid, Jr.	Director

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Effective as of November 3, 2004, the Company exercised its right to redeem all 42,780 shares of its Series A Preferred Stock (the “Preferred Stock”) owned by MTD pursuant to a Stock Redemption Agreement (the “Stock Redemption Agreement”), dated as of November 3, 2004, by and between the Company and MTD.  The Stock Redemption Agreement is attached hereto as Exhibit 1.

In consideration for the sale, transfer and conveyance of the redeemed shares of Preferred Stock, the Company paid MTD $100 per share for a total purchase price of $4,278,000.  In addition, the Company paid MTD accrued, but previously unpaid dividends with respect to the redeemed shares of Preferred Stock for the period beginning November 1, 2003 and ending October 31, 2004 in the amount of $245,985.

Item 7.	Material to Be Filed as Exhibits
1. Stock Redemption Agreement, dated November 3, 2004, between MTD Holdings Inc. f/k/a MTD Products Inc., and Shiloh Industries, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 2004

MTD Holdings Inc.

	By:	/s/ Jeffrey C. V. Deuch
Name: Jeffrey C. V. Deuch
Title: Chief Financial Officer